SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

11021011

SECU[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/10**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

FLOW TRADERS US LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas, 24th Floor, Suite B
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wouter Buitenhuis	**(917) 210-5020**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Wouter Buitenhuis**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Flow Traders US LLC** as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Chief Operating Officer

Title

Subscribed and sworn to before me this

24th day of February, 2011

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

[signature]

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Flow Traders US LLC

We have audited the accompanying statement of financial condition of Flow Traders US LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Flow Traders US LLC as of December 31, 2010, in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2011

FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	192,495
Securities owned, at fair value		105,479,339
Receivable from affiliates		768,779
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $30,708)		2,666,445
Other assets		465,465
	$	109,572,523

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	13,718,316
Payable to broker-dealers		73,528,260
Payable to affiliate		1,066,939
Accounts payable and accrued expenses		1,838,660
		90,152,175
Member's equity		19,420,348
	$	109,572,523

See accompanying notes.

1. Organization and Business

Flow Traders US LLC (the "Company"), a Delaware limited liability company, was organized on April 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the CBOE Stock Exchange (the "CBSX"). The Company engages primarily in the proprietary trading of exchange-traded equity securities and financial futures contracts.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures gains and losses are recorded when contracts are liquidated.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 6).

Open trade equity in futures is recorded as a payable to broker-dealer.

Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Depreciation and Amortization
Equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in net loss in the accompanying statement of operations.

3. Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreements with two clearing brokers. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $60,000 in the preferred shares/interest of its clearing brokers. The Company's investment in the clearing brokers is reflected as other assets in the statement of financial condition. Under the rules of the CBOE Stock Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with all of its clearing brokers, exclusive of its preferred stock investment.

4. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs — Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs — Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs — Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1
Assets	
Securities owned	
Equities	$ 105,479,339
Liabilities	
Securities sold, not yet purchased	
Equities	$ 13,718,316
Open trade equity in futures	$ 986,053

At December 31, 2010, the Company held no Level 2 or 3 investments.

6. Credit Concentration

At December 31, 2010, a significant credit concentration consisted of approximately $19.5 million, representing the market value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this net receivable to be significant.

7. Related Party Transactions

At December 31, 2010, the Company had receivables from affiliates totaling approximately $769,000. These receivables represent amounts paid by the Company for expenses on behalf of the affiliates.

At December 31, 2010, the Company had a payable to its parent totaling approximately $1.1 million. The payable represents amounts paid by the parent for expenses on behalf of the Company.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2010, the Company had net capital and net capital requirements of $4,904,996 and $142,455, respectively.

9. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2011, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FLOW TRADERS US LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital		
Total member's equity		$ 19,420,348
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 2,666,445	
Receivable from affiliates	768,779	
Other assets	465,465	(3,900,689)
Commodity futures contracts and spot commodities proprietary capital charges	2,937,783	(2,937,783)
Net capital before haircuts on securities positions		12,581,876
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 8,445,659	(8,445,659)
Net capital		$ 4,136,217
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		193,707
Net capital in excess of net capital requirement		$ 3,942,510
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 2,905,599
Ratio of aggregate indebtedness to net capital		% 70.25

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2010.

See accompanying notes.

FLOW TRADERS US LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the period ended December 31, 2010 and does not have any customer accounts.

FLOW TRADERS US LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the period ended December 31, 2010 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Flow Traders US LLC

In planning and performing our audit of the statement of financial condition of Flow Traders US LLC (the "Company") as of December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliances with the exemptive provisions if Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the CBOE Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2011

FLOW TRADERS US LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2010

AVAILABLE FOR PUBLIC INSPECTION